Exhibit 99.1

GoldMining Inc. Unlocks Strategic Copper Value Amid Historic Price Surge

Vancouver, British Columbia – July 21, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is advancing its gold-copper strategy across the Americas in response to copper prices surging to near-record highs, up approximately 20% year-over-year. As global electrification, clean energy deployment, and U.S. trade policy intensify copper demand, GoldMining seeks to leverage its extensive portfolio of resource-stage gold and gold-copper projects to unlock significant value for shareholders.

The Company’s diversified holdings include 100%-owned projects with estimated mineral resources of over 1.2 billion pounds of copper in Measured and Indicated ("M&I") categories and a further 0.5 billion pounds in the Inferred category (see Table 1). In addition, the Company has a strategic ownership of approximately 79% of U.S. GoldMining Inc. ("U.S. GoldMining"), that owns the Whistler Gold-Copper Project in Alaska that hosts over 1 billion pounds of copper in estimated Indicated resources, and over 300 million pounds copper in estimated Inferred resources, alongside gold and silver (see Table 2).

GoldMining’s portfolio includes over a dozen projects located in tier-one mining jurisdictions, many of which contain multi-million-ounce estimated gold resources accompanied by substantial copper mineralization. The Company’s aggregated estimated mineral resources (see Table 1) include approximately 12.4 million gold equivalent ounces in the M&I categories, and a further 9.1 million gold equivalent ounces in the Inferred category. The Company’s estimated mineral resources are exclusive of those reported by U.S. GoldMining (see Table 2). GoldMining owns approximately 9.9 million shares of U.S. GoldMining (Nasdaq: USGO), representing an approximate 79% ownership, with a market value of approximately CAD$119 million, based on the closing price of such shares on July 18, 2025.

Alastair Still, CEO of GoldMining, commented: "Copper is not only a critical metal for the energy transition, it is now a matter of national interest for governments across the Americas. GoldMining is uniquely positioned with a diversified portfolio that includes multiple resource-stage gold and gold-copper projects containing significant copper resources, including our interest in the Whistler Gold-Copper Project in Alaska, as well as the La Mina, Titiribi and Yarumalito projects which comprise our Colombian assets. The recent price appreciation of copper, gold and silver highlights the embedded, and in many ways underappreciated, value within our portfolio. Thus, we believe GoldMining offers shareholders a compelling exposure to upside potential for both gold and copper as we advance our projects and as demand for these critical metals accelerates globally."

Table 1. GoldMining's Aggregated Estimated Measured, Indicated and Inferred Resource Statement across all its Projects1,2,3

Deposit	Cut-off[4]	Tonnes	Grade				Contained Metal
			Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Titiribi[5]	0.30	85.00	0.39	--	0.15	0.62	1.06	--	285.6	1.69
Yellowknife[6]	0.5/1.5	1.18	2.12	--	--	2.12	0.08	--	--	0.08
Total Measured							1.14	--	285.6	1.77
Indicated Resources
Titiribi[5]	0.30	349.60	0.40	--	0.10	0.55	4.49	--	775.7	6.20
Yellowknife[6]	0.5/1.5	12.93	2.35	--	--	2.35	0.98	--	--	0.98
São Jorge[7]	0.27	19.42	1.00	--	--	1.00	0.62	--	--	0.62
Cachoeira[8]	0.35	17.47	1.23	--	--	1.23	0.69	--	--	0.69
La Mina[10]	0.30	33.77	0.73	2.08	0.21	1.06	0.79	2.25	159.4	1.15
Crucero[11]	0.40	30.65	1.01	--	--	1.01	0.99	--	--	0.99
Total Indicated							8.57	2.25	935.1	10.64
Total M&I							9.71	2.25	1,220.7	12.41
Inferred Resources
Titiribi[5]	0.30	241.90	0.41	--	0.04	0.47	3.16	--	212.6	3.62
Yellowknife[6]	0.5/1.5	9.30	2.47	--	--	2.47	0.74	--	--	0.74
São Jorge[7]	0.27	5.56	0.72	--	--	0.72	0.13	--	--	0.13
Cachoeira[8]	0.35	15.67	1.07	--	--	1.07	0.54	--	--	0.54
La Mina[10]	0.30	56.24	0.58	2.32	0.14	0.80	1.05	4.19	171.4	1.45
Crucero[11]	0.40	35.78	1.00	--	--	1.00	1.15	--	--	1.15
Yarumalito[12]	0.50	66.27	0.58	--	0.09	0.70	1.23	--	129.3	1.50
Total Inferred							7.99	4.19	513.3	9.13

Notes to Table 1:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.

The above global resource estimate table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or global basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

3.	All quantities are rounded to the appropriate number of significant figures; consequently sums may not add up due to rounding.
4.	Gold cut-off based on g/t for all projects except for Whistler, which is gold equivalent cut-off and is based on a NSR US$/t
5.	Notes for Titiribi:
o

Based on technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia” with an effective date of June 14, 2021, which is available at www.sedarplus.ca under GoldMining’s SEDAR+ profile.

6.	Notes for Yellowknife:
o

Based on technical report titled “Independent Technical Report Yellowknife Gold Project Northwest Territories, Canada” with an effective date of March 1, 2019, and amended and re-stated on June 9, 2021 which is available at www.sedarplus.ca under GoldMining’s SEDAR+ profile.

7.	Notes for Sao Jorge:
o

Based on technical report titled “NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil” with an effective date of January 28, 2025, which is available at www.sedarplus.ca under GoldMining’s SEDAR+ profile.

8.	Notes for Cachoeira:
o

Based on technical report titled "Technical Report and Resource Estimate on the Cachoeira Property, Pará State, Brazil" with an effective date of April 17, 2013 and amended and re-stated October 2, 2013, which is available at www.sedarplus.ca under GoldMiningꞌs SEDAR+ profile.

10.	Notes for La Mina:
o

Based on technical report titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project", with an effective date of July 24, 2023 which is available at www.sedarplus.ca under GoldMining’s SEDAR+ profile.

11.	Notes for Crucero:
o

Based on technical report titled “Technical Report on the Crucero Property, Carabaya Province, Peru" with an effective date of December 20, 2017, which is available at www.sedarplus.ca under GoldMining’s SEDAR+ profile.

12.	Notes for Yarumalito:
o

Based on a technical report titled "Technical Report: Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia" with an effective date of April 1, 2020, which is available at www.sedarplus.ca under GoldMining's SEDAR+ profile.

Table 2: Mineral Resource Estimate for the Whistler Gold-Copper Project (Effective date: September 12, 2024):

Class	Deposit	Cut-off Value	ROM Tonnage	In situ Grades					In situ Metal
		(US$/t)	(ktonnes)	NSR (US$/t)	AuEqv (g/t)	Au (g/t)	Cu (%)	Ag (g/t)	AuEqv (koz)	Au (koz)	Cu (mlbs)	Ag (koz)
	Whistler Pit	10	282,205	22.84	0.68	0.41	0.16	1.89	6,201	3,724	999	17,166
	Raintree Pit	10	8,905	21.08	0.63	0.46	0.08	4.81	180	131	16	1,378
Indicated	Indicated Open Pit	varies	291,410	22.79	0.68	0.41	0.16	1.98	6,381	3,855	1,015	18,544
	Raintree UG	25	3,064	34.41	1.03	0.79	0.13	4.49	101	78	9	443
	Total Indicated	varies	294,474	22.91	0.68	0.42	0.16	2.01	6,482	3,933	1,024	18,987
	Whistler Pit	10	18,224	21.01	0.63	0.40	0.13	1.75	368	233	54	1,025
	Island Mountain Pit	10	124,529	18.21	0.54	0.45	0.05	1.02	2,180	1,817	139	4,084
Inferred	Raintree Pit	10	15,056	23.12	0.69	0.55	0.06	4.36	335	267	21	2,112
	Inferred Open Pit	varies	157,809	19.00	0.57	0.45	0.06	1.42	2,883	2,317	214	7,221
	Raintree UG	25	40,432	32.81	0.98	0.76	0.12	3.31	1,275	994	103	4,300
	Total Inferred	varies	198,241	21.82	0.65	0.52	0.07	1.81	4,158	3,311	317	11,521

Notes to Table 2:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.
2.

Inferred mineral resources are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

3.

The mineral resource estimate for the Whistler, Island Mountain, and the upper portions of the Raintree West deposits have been confined by an open pit with “reasonable prospects of economic extraction” using the following assumptions:

●	Metal prices of US$1,850/oz gold (Au), US$4.00/lb copper (Cu) and US$23/oz silver (Ag);
●	Payable metal of 95% payable for Au and Ag, and 96.5% payable for Cu;
●	Refining costs for g of US$8.00/oz, for Ag of US$0.60/oz and for Cu of US$0.05/lb;
●	Offsite costs for Au of US$77.50/wmt, for Ag of US$3.50/wmt and for Cu of US$55.00/wmt;
●	Royalty of 3% net smelter return royalty (NSR);
●	Pit slopes are 50 degrees;
●	Mining cost of US$2.25/t for waste and mineralized material; and
●	Processing, general and administrative costs of US$7.90/t.
4.	The lower portion of the Raintree West deposit has been constrained by a mineable shape with “reasonable prospects of eventual economic extraction” using a US$25.00/t cut-off.
5.	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.
6.

The NSR equations are: below 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$54.646/t) + (Cu*83%*US$3.702*2204.62 + Ag*65%*US$0.664)), and above 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$56.646g/t) + (Cu*83%*US$3.702*2204.62)).

7.	The Au Equivalent equations are: below 10g/t Ag: AuEq=Au + Cu*1.771 +0.0113Ag, and above 10g/t Ag: AuEq=Au + Cu*1.771.
8.	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
9.	Numbers may not add due to rounding.

For further information regarding the Whistler Project and the mineral resource estimate for such project referenced herein, refer to the technical report titled “NI 43-101 2024 Updated Mineral Resource Estimate for the Whistler Project, South Central Alaska” with an effective date of September 12, 2024, available under GoldMining’s profile at www.sedarplus.ca.

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 24.8 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Company’s projects has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

For further information regarding the Company's projects and the resource estimates disclosed herein, please refer to the Company's most recent Annual Information Form and the technical reports filed under the Company's profile at www.sedarplus.ca and www.sec.gov.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding its and U.S. GoldMining’s projects and demand for copper and gold and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.